EXHIBIT 99.1

Eltek Ltd.

20 Ben Zion Gelis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 31, 2022

To our Shareholders:

You are invited to attend the Annual Meeting of Shareholders of Eltek Ltd. (“Eltek” or the “Company”) to be held at the Company’s offices, at 20 Ben Zion Gelis Street, Petach Tikva, Israel, on August 31, 2022 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To approve the Company’s Amended and Restated Compensation Policy, as described in the Proxy Statement;

3.	To approve the extension, amendment and restatement of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder;

4.	To approve the extension of the exculpation letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

5.	To approve the extension of the indemnification letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

6.	To approve the amendment to the terms of employment of the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

7.	To ratify and approve the performance bonus granted to the Company’s CEO, Mr. Eli Yaffe, for the year 2021, as described in the Proxy Statement;

8.
To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2022 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation;

9.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2021.

The Company’s Board of Directors has fixed the close of business on July 29, 2022 as the date for determining the holders of record of the Company’s ordinary shares, nominal value NIS 3.00 per share, (the “Ordinary Shares”) entitled to notice of and to vote at the Meeting and any adjournments thereof.

Shareholders of record at the close of business on July 29, 2022 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel or its Transfer Agent by August 29, 2022 at 10:00 A.M. local time, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

If and to the extent we become aware of any COVID-19 restrictions likely to materially affect the Meeting, the Company reserves the option to convert the Meeting to a virtual setting only at the same date or a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

Pursuant to the Company’s Amended and Restated Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

Items 1 and 8 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Items 2 to 7 are special resolutions, which are submitted for Shareholder approval, following approval of each of (i) the Company’s Audit Committee or Compensation Committee, as applicable, and (ii) the Company’s Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the proposed resolution, are voted in favor thereof; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the proposed resolution, which are voted against it, does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest requires shareholder approval every three (3) years.

Each shareholder voting at the Meeting or prior thereto by means of the enclosed proxy card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection with the proposal does not explicitly indicate on the proxy card that he, she or it has, or does not have, a Personal Interest with respect to the proposal, then the vote on the applicable item will not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2021 described in Item 9 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the Company’s Proxy Statement furnished herewith. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Company’s Board of Directors believes that our shareholders should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company or its transfer agent no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

ii

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Company’s Amended and Restated Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

iii

Eltek Ltd.
 20 Ben Zion Gelis Street
  Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 31, 2022

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 3.0 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek” or the “Company”) in connection with the solicitation of proxies to be voted at the annual general meeting of shareholders of the Company to be held at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel, on August 31, 2022 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). Our shareholders will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To approve the Company’s Amended and Restated Compensation Policy, as described in the Proxy Statement;

3.	To approve the extension, amendment and restatement of the Company’s Amended Management Agreement with Nistec Ltd., our controlling shareholder;

4.	To approve the extension of the exculpation letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

5.	To approve the extension of the indemnification letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

6.	To approve the amendment to the terms of employment of the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

7.	To ratify and approve the performance bonus granted to the Company’s CEO, Mr. Eli Yaffe, for the year 2021, as described in the Proxy Statement;

8.
To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2022 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation;

9.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2021.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby will be voted in accordance with the instructions of the Shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its Transfer Agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about August 3, 2022. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.

Only holders of record of Ordinary Shares at the close of business on July 29, 2022 are entitled to notice of and to vote at the Meeting. The Company had 5,849,678 Ordinary Shares issued and outstanding on July 26, 2022, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Company’s Amended and Restated Articles of Association do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders of record holding at least a third (33⅓%) of the voting rights, will constitute a quorum at the Meeting.

Only holders of record of our ordinary as of the close of business on July 29, 2022 are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their Ordinary Shares at the Meeting in person or by proxy:

•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, in order to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10 a.m. Israel time, on August 29, 2022, to be validly included in the tally of Ordinary Shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the Shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Company’s Board of Directors.

Votes Required.

When voting, Israeli law requires that you indicate whether you are a “Controlling Shareholder”, a senior officer of the Company, an Israeli Institutional Investor or none of the foregoing, otherwise none of your votes will be counted.

There will be a place on the proxy card to indicate such.

Items 1 and 8 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Items 2 to 7 are special resolutions, which are submitted for Shareholder approval, following approval of each of (i) the Company’s Audit Committee or Compensation Committee, as applicable, and (ii) the Company’s Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares by shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the proposed resolution, are voted in favor thereof; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the proposed resolution, which are voted against it, does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with the Controlling Shareholder or in which a Controlling Shareholder has a Personal Interest (as defined below) requires Shareholder approval every three (3) years.

“Controlling Shareholder” for the purpose of this notice means a person or entity that has the ability to direct the acts of the Company. For Items 2, 6, and 7, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder, and as for Items 3, 4 and 5, any person holding twenty five percent (25%) or more of the voting power of the Company, provided that no other person holds fifty percent (50%) or more of the voting power of the Company, or of the rights to appoint directors or the Chief Executive Officer, is considered a Controlling shareholder.

A “Personal Interest” means a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of such Shareholder’s relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a Shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights, or has the right to appoint directors or the chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, 5759-1999 (the “Companies Law”) in case of a person voting by proxy for another person, a “Personal Interest” includes the personal interest of either the proxy holder or the Shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the enclosed Proxy Card is requested to indicate if he, she or it is a Controlling Shareholder, has a Personal Interest, is a senior officer in the Company and/or an Israeli Institutional Investor, in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it is or is not a Controlling Shareholder, has, or does not have, a Personal Interest with respect to a certain proposal, is or is not a Senior Officer and/or an Israeli Institutional Investor, then the vote on the applicable item will not be counted.

“Institutional Investor” for the purposes of this Proxy Statement applies only to Israeli entities, and means as defined in Section 1 of the Supervision of Financial Services Regulations (Provident Funds) (Participation of a Managing Company at a General Meeting), 5769-2009, as well as a managing company of a Joint Investment Trust Fund, as defined in the Joint Investment Trust Law, 5754-1994.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2021 described under Item 9 does not involve a vote of our shareholders.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of July 26, 2022, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge, based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 5,849,678 Ordinary Shares outstanding as of July 26, 2022.

The Shareholders’ holdings reflect their voting rights. The Company’s principal shareholders do not have different voting rights than other Shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Yitzhak Nissan(3)	174,316	2.98%
Nistec Golan Ltd. (3)	3,891,596	66.53%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 5,849,678 Ordinary Shares issued and outstanding as of July 26, 2022.

(3)	Nistec Golan Ltd. is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec Ltd.

Terms of Service and Employment of Executive Officers and Directors.

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 23, 2022.

1.          ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

At the Meeting, our shareholders are requested to re-elect a slate of four (4) directors to serve on the Company’s Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer have been nominated for re-election. Pursuant to the Company’s Amended and Restated Articles of Association, the number of directors in the Company (including the two (2) external directors) will be no less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the Shareholders. The two external directors will continue in office until the ends of their three-year terms in accordance with the Companies Law.

The Companies Law provides that a nominee for a position of a director will have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director or as an independent director, if applicable. All of the proposed nominees have declared to the Company that they comply with such applicable qualifications.

The Company's Audit Committee and Board of Directors approved that Mordechai Marmorstein has the accounting and financial expertise required under the Companies Law in order to serve as an independent director, and therefor Mr. Marmorstein is elected as an independent director.

The four (4) nominees named in this Item 1, if elected, will each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised Company’s the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan	72	Chairman of the Board of Directors
Mordechai Marmorstein	75	Director
David Rubner	82	Director
Erez Meltzer	64	Director

Yitzhak Nissan has served as the Chairman of the Company’s Board of Directors since November 2013 and is a member of our Banking Committee. He served as our chief executive officer from October 2014 until July 2018. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users’ Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009 and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. In 2019 Mr. Nissan was awarded a “notable person” award by the city of Petach Tikva. Mr. Nissan holds a B.Sc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on the Company’s Board of Directors since October 2013 and is a member of its Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works. Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

David Rubner was elected to serve on the Company’s Board of Directors in October 2013. Mr. Rubner has served as the chairman and chief executive officer of Rubner Technology Ventures Ltd. and as a partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the president and chief executive officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of TeleMessage Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served as a director since 2009 including as the Chairman of the Company’s Board of Directors from 2011 to 2013. Mr. Meltzer was the executive chairman of Hadassah Medical Center until the end of 2020. Mr. Meltzer also serves as a director of Ericom Software Ltd., Hadasit Bio Holding (HBL) Ltd., GEM Pharma Ltd., Nano-x Imaging Ltd., Plantis Pharma Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd., Smart Agro LP. and Rivulis Plastro Ltd. From 2008 to 2013, Mr. Meltzer served as the chief executive officer of Gadot Chemical Tankers & Terminals Ltd; from 2006 to 2007, as the chief executive officer of Africa Israel Group; from 2002 to 2006, as the president and chief executive officer of Netafim Ltd; and from 1999 to 2001, as the president and chief executive officer of CreoScitex. Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve). Mr. Meltzer has served as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization). Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Each director (excluding Mr. Nissan) is entitled to director’s insurance, an indemnification agreement, and exculpation letter, as may be approved by the Company from time to time. In addition, each director (excluding Mr. Nissan) is entitled to monetary compensation as provided in the “Permanent Amount” criteria of the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000 (the “Companies Regulations”). Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service to the Company.

Mr. Nissan is entitled to director’s insurance (as may be approved by the Company from time to time), an indemnification agreement, and subject to the Shareholders’ approval of Items 3 and 44, will continue to be respectively entitled, to an exculpation letter and to monetary compensation, as set forth in the Amended Management Agreement with Nistec Ltd., all as described in this Proxy Statement.

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board of Directors has no specific policy on director diversity. However, the Board reviews diversity of viewpoints, background, experience, accomplishments, education and skills when evaluating nominees. In addition, Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Once the Board Diversity Rule becomes effective in August 2022, a company that is a “foreign private issuer” (as defined in SEC rules) like Eltek will be required to initially have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification as of

Diversity of the Board of Directors

Board Diversity Matrix (As of December 31, 2021)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	6

The Company’s Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company’s Board of Directors, until the next annual general meeting of shareholders and until his or her successor has been duly elected and qualified, without modification of terms of office.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the re-election of each of the nominees.

2.          APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY

(Item 2 on the Proxy Card)

As required of public companies under the Companies Law, in January 2014, the Company adopted a compensation policy, setting forth the principles that govern the term of office and employment of the Company’s “office holders”, as defined in the Companies Law. Under the terms of the Companies Law, any amendment to a public company’s compensation policy requires its shareholders’ approval. In December 2016, our shareholders approved a new compensation policy for the Company, which was later amended in September 2018 and in December 2019 (the “Amended Compensation Policy”). Our shareholders are requested to approve the following amendments to the Amended Compensation Policy:

•	Section 1.8.1 (Effect): the amendments to the Amended Compensation Policy shall come into effect on September 1, 2022.

•
Section 3.2 (Maximum monthly base salary): Maximum monthly base salary of the Company's chief executive officer shall be increased, by incremental allowance (“Tosefet Yoker”) in accordance with provisions of the general collective agreements, and the expansion orders dealing with incremental allowances, as applicable from time to time.

•
Section 3.2 (Company Car): the Car price ceiling for the Company's chief executive officer shall be increased to NIS 300,000, and the ceiling for Deputy CEO, vice presidents and other Officers shall be increased to NIS 220,000.

•	Section 5.2 (Annual Bonus Plan): the Company’s annual bonus plan shall be based on at least one measurable criterion.

•
Section 10.2.3 (Insurance): the annual premiums and deductibles of the Company’s directors and officers liability insurance policy shall be determined according to the conditions of the insurance market at such time, as advised by the Company’s insurance consultants, provided that such annual premiums and deductibles are not material to the Company.

The brief overview of the amendments above is qualified in its entirety by reference to the full text of the proposed amended and restated Compensation Policy, which is attached as Exhibit A hereto, in a form marked against the Amended Compensation Policy, as approved by the shareholders on December 5, 2019 (the “Amended and Restated Compensation Policy”). On July 26, 2022, the Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee of July 18, 2022, has resolved to approve the Amended and Restated Compensation Policy.

At the Meeting, the Company’s Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to approve the Amended and Restated Compensation Policy, attached to this Proxy Statement as Exhibit A.”

Vote Required

The approval of this Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter, provided that either (i) at least a majority of the shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in this resolution, are voted in favor of the resolution; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in this resolution, which are voted against it, does not exceed two percent (2%) of the outstanding voting power in the Company.

3.          EXTENSION, AMENDMENT AND RESTATEMENT OF THE AMENDED MANAGEMENT
AGREEMENT BETWEEN THE COMPANY AND NISTEC LTD.

 (Item 33 on the Proxy Card)

In November 2013, the Company entered into a Management Agreement with Nistec Ltd., then its controlling shareholder. In December 2016, our shareholders approved an extension and amendment of the Management Agreement. In December 2018, Mr. Yitzhak Nissan, the beneficial owner of Nistec Ltd., transferred the shares of the Company held by Nistec Ltd. to Nistec Golan Ltd., a company beneficially held by him. The extension and amendment of the Management Agreement was then approved effective as of January 1, 2019 (the “Amended Management Agreement”). In June 2021, our shareholders approved another extension of the Amended Management Agreement for a three (3) year period, effective as of January 1, 2022.

 In accordance with the provisions of the Companies Law, an agreement with a company’s controlling shareholder (whether directly or indirectly), may not exceed three (3) years and its renewal for any additional period of up to three (3) years and any amendment of terms, must be approved by the company’s shareholders. Our shareholders are requested to approve amendment to the terms of the Amended Management Agreement, and its renewal under the new terms, effective as of January 1, 2022 (the “Amended and Restated Management Agreement”).

Under the terms of the Amended and Restated Management Agreement, Mr. Nissan serves as the Chairman of the Company’s Board of Directors, and provides the Company with the following active chairman services listed in the Third Amended Management Agreement, as follows: (a) coordination of the activities of the Company’s Board of Directors with respect to the development of the long term strategy for Eltek; (b) guidance to the Company’s Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as will be determined from time to time by the Company’s Board of Directors; (c) coordination of the activities of the Company’s Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of the Company’s Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of the Company’s Board of Directors; (g) advancement of the Company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities; (h) coordination of the activities of the Company’s Board of Directors with respect to the definition of strategic financial targets and in attaining said targets; and, as additionally agreed in the new Amended Management Agreement, (i) provision of assistance to the Company in cooperation with the Company’s chief executive officer, regarding the Company’s dealings, communications and negotiations with the banks and non-baking financing institutions, including but not limited to, assistance with respect to obtaining financing for the Company’s business activities, and (j) business development services, including the provision to the Company with assistance, in cooperation with the Company’s chief executive officer, in the development and preservation of relationships with the Company’s existing and potential customers. In providing the foregoing services, Mr. Nissan is required to dedicate the appropriate attention, time and effort to the Company, in accordance with the Company's needs from time to time. In consideration for providing said services, the Company has been paying, and subject to the approval of the shareholders, will continue to pay, Nistec Ltd. a monthly fixed fee of NIS 90,000, plus applicable VAT (the "Fee").  In addition, under the Amended and Restated Management Agreement, Nistec Ltd. will be entitled to the following compensation:

•
Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan will receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS 10,000 per calendar quarter.

•
Mr. Nissan will receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses).

•
Pursuant to the proposed amendment and restatement of the Amended Management Agreement, and subject to the Shareholder's approval of Resolution 2 above, commencing on the year ended December 31, 2021 and each calendar year thereafter, in the event that the Company's audited Consolidated Financial Statements reflect that the Company has reached profit equal to 2% or more of the Company's revenues, then Nistec Ltd. shall be entitled to receive an annual performance-based bonus with respect to Mr. Nissan’s active chairman services, in an amount equal to 3 times the Fee.

On July 18, 2022 and July 26, 2022 the Company’s Compensation Committee and Board of Directors approved the extension, amendment and restatement of the Amended Management Agreement, by way of entering into the Amended and Restated Services Agreement.

At the Meeting, the Company’s Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the extension, amendment and restatement of the Amended Management Agreement with Nistec Ltd., by entering into the Amended and Restated Services Agreement with Nistec Ltd. for a three (3) years’ period, effective as of January 1, 2022, as described in this Proxy Statement.”

Vote Required

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter, provided that either (i) at least a majority of the shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in this resolution, are voted in favor thereof; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in this resolution, which are voted against it, does not exceed two percent (2%) of the outstanding voting power in the Company.

4.          EXTENSION OF THE EXCULPATION LETTER GRANTED TO MR. YITZHAK NISSAN

(Item 44 on the Proxy Card)

In October 2013, our shareholders approved the Company’s undertaking to exculpate, in advance, its directors and officers from liability for damages caused as a result of a breach of such director’s or officer’s duty of care towards the Company (the “Exculpation Letter”). Under the Exculpation Letter, the Company exempts such director or officer, to the fullest extent permitted by applicable law, from any liability for damages caused as a result of a breach of such director’s or officer’s duty of care towards the Company, resulting from any action taken by such director or officer in good faith in his or her capacity as director or officer, as applicable.

In accordance with the provisions of the Companies Law, an Exculpation Letter to Mr. Nissan, as our Controlling Shareholder, may be in force and effect for a maximum period of three (3) years. In December 2019, our shareholders approved the extension of the Exculpation Letter to Mr. Nissan for a three (3) year period ending on December 31, 2022. Therefore, our shareholders are hereby requested to approve the extension of the Exculpation Letter to Mr. Nissan for an additional three (3) year period ending on December 31, 2025.

On July 18, 2022 and July 26, 2022, the Company’s Compensation Committee and Board of Directors approved the extension of the Exculpation Letter to Mr. Nissan.

At the Meeting, the Company’s Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the extension of the Exculpation Letter to Mr. Nissan for an additional three (3) years’ period ending on December 31, 2025, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter, provided that either (i) at least a majority of the voted shares by shareholders who are not Controlling Shareholders and who do not have a Personal Interest in this resolution, are voted in favor thereof; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in this resolution, which are voted against it, does not exceed two percent (2%) of the outstanding voting power in the Company.

5.          EXTENSION OF THE INDEMNIFICATION LETTER GRANTED TO MR. YITZHAK NISSAN

(Item 45 on the Proxy Card)

The Companies Law and the Company’s Articles of Association authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify directors and officers, subject to certain conditions and limitations. In December 2019, the Company’s shareholders approved an amended indemnity agreement (the "Indemnification Letter")  granted to the Company’s directors and officers serving from time to time in such capacity, such that the Indemnification Letter shall comply with the terms of the Companies Law.

In accordance with the provisions of the Companies Law, an Indemnification Letter to Mr. Nissan, as our Controlling Shareholder, can be in force and effect for a maximum period of three (3) years. Therefore, our shareholders are hereby requested to approve the extension of the Exculpation Letter to Mr. Nissan for an additional three (3) years’ period ending on December 31, 2025.

On July 18, 2022 and July 26, 2022, the Company’s Compensation Committee and Board of Directors have approved the extension of the Exculpation Letter to Mr. Nissan.

At the Meeting, the Company’s Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the extension of the Indemnification Letter to Mr. Nissan for an additional three (3) years’ period ending on December 31, 2025, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter, provided that either (i) at least a majority of the voted shares by shareholders who are not Controlling Shareholders and who do not have a Personal Interest in this resolution, are voted in favor thereof; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in this resolution, which are voted against it, does not exceed two percent (2%) of the outstanding voting power in the Company.

6.          COMPENSATION OF CHIEF EXECUTIVE OFFICER

 (Item 6 on the Proxy Card)

In September 2018, the Company’s shareholders approved the appointment of Mr. Eli Yaffe as the Company’s Chief Executive Officer (the “CEO”), effective as of July 1, 2018 and the Company entered into an employment agreement (the “Original Agreement”) with the CEO, which was amended in April 2020. In June 2021, the Company’s Compensation Committee and Board of Directors increased Mr. Yaffe's salary by NIS 5,000 per month, an immaterial change that did not require shareholders’ approval.

In July 2022, the Company entered into an amendment to the CEO's employment agreement (the “Amended Agreement”), the terms of which, under the Companies Law, must be approved by the Company’s Compensation Committee, Board of Directors and shareholders. Therefore, our shareholders are requested to approve the amended engagement terms of Mr. Yaffe with the Company, effective as of January 1, 2023, as follows:

•
Compensation: Effective as of the first month at which the Company's revenues shall exceed US $45,000,000, the aggregate monthly salary payable under the Amended Agreement, shall be increased by NIS 5,000 to NIS 90,000. Effective as of the first month at which the Company's revenues shall exceed US $50,000,000, the aggregate monthly salary payable under the Amended Agreement, shall be increased by additional NIS 5,000 to NIS 95,000 (collectively, the “Salary”). Subject to shareholders approval of Resolution 32 above, the Salary shall be increased, by incremental allowance (“Tosefet Yoker”) in accordance with provisions of the general collective agreements, and the expansion orders dealing with incremental allowances, as applicable from time to time.

•	Company Car: Subject to shareholders’ approval of Item 2 above, the Company shall provide the CEO with a company's car which cost shall equal NIS 300,000.

•
Performance Bonus: In addition to the Salary, the CEO may earn an annual performance bonus, based on the Company’s revenues (the “Revenues Bonus”) and profits (the “Profits Bonus,” and together with the Revenues Bonus, the “Performance Bonuses”), which will not exceed a seven (7) months’ Salary paid during the relevant calendar year. The terms of the Performance Bonuses shall be as follows:

o	Condition to Performance Bonuses:

◾	In the event the Company will have an Annual Loss (as defined in the Amended Agreement), the CEO will not be entitled to any Performance Bonus.

◾
In the event the Company will have an Annual Profit (as defined in the Amended Agreement) of less than 2% of the Company's Annual Revenues (as defined in the Amend Agreement) (up to a Yearly Profit of zero), the CEO will be entitled to a Revenues Bonus only.

◾
In the event the Company will have an Annual Profit (as defined in the Amend Agreement) equal to or more than 2% of the Company's Annual Revenues (as defined in the Amend Agreement), the CEO will be entitled to both a Revenues Bonus and a Profits Bonus.

o	Subject to the consummation of the conditions above, the calculations of Performance Bonuses shall be as follows:

◾
Revenues Bonus: in the event the Company's Annual Revenues exceed US $34,000,000, the CEO will be entitled to a bonus in accordance with the applicable Annual Revenues amount as set forth in the "Annual Revenues in M$" column in the table below, times the applicable percentage set forth in the "Percent of Bonus of Revenues " column below:

Annual Revenues in M$	Percent of Bonus of Revenues
Up to 34	0
34-38	0.15
38-42	0.22
42-46	0.24
46-50	0.25
Over 50	0.28

◾
Profits Bonus: the Profits Bonus will be calculated as a percentage of the Annual Profits, as set forth in the "Percent of Bonus of Annual Profit," provided, that such percentage shall be determined in accordance with the applicable Annual Revenues amount as set forth in the "Annual Revenues in M$" column below:

Percent of Bonus of Annual Profit	Annual Revenues in M$
3.5	Up to 34
3	34-38
2.5	38-42
2	42-46
1.5	46-50
1	Over 50

All other terms of the Original Agreement, including but not limited to permitted activities, confidentiality and non-competition, severance pay and pension arrangements, vacation, education fund contribution, sick pay, reimbursement of expenses and travel expenses, and options (as amended in December 2019, October 2020, June 2021 and by the Compensation Committee and the Board of Directors in June 2021) will remain the same.

In addition, as a director and officer of the Company, Mr. Yaffe will be entitled to: (i) officers' insurance; (ii) an indemnification agreement, in the form approved by the Company’s shareholders on December 5, 2019; and (iii) an exculpation letter, in the form approved by the Company’s shareholders on October 17, 2013.

Pursuant to the terms of the Companies Law, our Compensation Committee and our Board of Directors have approved the terms described above.

Pursuant to the Companies Law, the Compensation Committee and Board may in special circumstances approve the CEO’s compensation described herein, even if shareholders’ approval is not received.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, that the amended terms of Mr. Yaffe’s engagement with the Company, as described in the Proxy Statement, be and are hereby approved.”

Vote Required

The approval of this Item 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

7.          RATIFICATION OF CHIEF EXECUTIVE OFFICER 2021 PERFORMANCE BONUS

 (Item 7 on the Proxy Card)

The CEO's Original Agreement sets forth definitions for Annual Revenues and Annual Profit/Loss for the purpose of determining the annual bonus of the CEO. In March 2022, the Company's Compensation Committee and Board of Directors were inadvertently presented with performance bonus calculations that deviated from the definitions and formula set forth in the Original Agreement, as approved by the Company's Shareholders. The Compensation Committee and Board of Directors approved the performance bonus as presented to them, such that the CEO was granted a bonus  that was NIS 71,000 greater than the amount which should have been granted under the calculations and formula approved by our shareholders (the "Excess Amount," and the "2021 Performance Bonus").

In light of the extensive and careful deliberation by the Compensation Committee and the Board of Directors regarding the terms and structure of the 2021 Performance Bonus, the Compensation Committee and the Board of Directors determined to grant the CEO such bonus amount notwithstanding that such bonus when granted were made in deviation from the CEO Employment Agreement previously approved by the Shareholders; therefore, the Compensation Committee and our Board of Directors have ratified and approved the grant to the CEO of 2021 Performance Bonus, including the Excess Amount, such that Mr. Yaffe shall be permitted to retain the Excess Amount, all subject to shareholders’ approval hereunder.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to ratify and approve the grant to Mr. Yaffe’s of the 2021 Performance Bonus, including the Excess Amount, as described in the Proxy Statement, be and are hereby approved.”

Vote Required

The approval of this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares by shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

8.          APPOINTMENT OF INDEPENDENT AUDITORS

(Item 8 on the Proxy Card)

The Company’s Board of Directors recommends that our shareholders approve the reappointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2022, and for such additional period, until the next annual general meeting of shareholders.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants. Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, have served as our principal independent registered public accounting firm since December 2020. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our principal independent registered public accounting firm prior to the appointment of Brightman Almagor Zohar & Co.:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$75,800	74%	$70,000	68%
Audit-related fees(2)	$21,700	21%	$27,500	27%
All other fees(2)	$5,500	5%	$5,000	5%
Total	$103,000	100%	$102,500	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	All of such fees were pre-approved by our Audit Committee.

Audit Committee’s pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. If needed, the Audit Committee’s Chairman may pre-approve services up to a limit of $10,000, in anticipation of approval of the Audit Committee, at the first meeting following the Chairman’s approval. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Company’s Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to reappoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2022, and for such additional period, until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation.”

Vote Required

The approval of this Item 7 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy.

9.          REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2021 will be presented for review. On March 23, 2022, the Company’s Audited Consolidated Financial Statements were filed with the SEC under Form 20-F and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of ourshareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Company’s Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

July 27, 2022

Exhibit A

Amended and Restated Compensation Policy

Directors and Officers Compensation Policy – 2022

Eltek Ltd.

Directors and Officers Compensation Policy

The meaning of the definitions and terms in the Compensation Policy will be as set down in the Companies Law 5759-1999 (the "Companies Law”), unless otherwise defined in the framework of the Compensation Policy.

Chapter 1: General Background

1.	General background

1.1.
The following document presents Eltek Ltd.’s (the “Company” ) Compensation Policy regarding the Company’s Officers (the "Compensation Policy”) as determined by the Compensation Committee and the Company’s Board of Directors (“BOD").

1.2.
The Compensation Policy is intended to increase the transparency of the Company’s activities regarding all aspects of its Officers’ compensation and to enhance the shareholders' ability to express their opinion and influence the Compensation Policy.

1.3.
The principles of the Compensation Policy were formulated following internal discussions held by the Compensation Committee and the BOD, which considered, among other things, the changes in the provisions of the law since the adoption of the previous Compensation Policy; the experience and the lessons accumulated in the company during the period of the implementation of the previous compensation policy; and the changes in the company and its needs. The policy’s principles are designed for determining reasonable, appropriate and fair compensation for the Company’s Officers, that will ensure that the Officers’ compensation will be compatible with the good of the company and its long-term and short-term organizational strategy, considering the Company’s risk management policy while increasing the Officers’ sense of solidarity with the company and its activities, increasing their satisfaction and motivation and enabling the company to both retain its high quality Officers for the long term and to hire new good quality officers.

Directors and Officers Compensation Policy – 2022

1.4.	The considerations taken into account during the setting of the Compensation Policy principles:

a.	Promoting the Company’s goals, work plan and long-term policies.

b.	Creating appropriate incentives for the Company’s Officers while keeping in mind the Company’s risk management.

c.	The size of the Company and the nature of its activities.

d.
With regard to variable components of the Officers terms of service and employment - the Officer’s contribution to achieving the Company’s goals and maximizing profits; all with a long-term view and considering the position of each Officer.

1.5.	Objectives of the Compensation Policy

a.	Encouraging the maximization of the Company’s profits via compensation incentives.

b.	Maximizing the Company’s performance without the Company’s Officers taking unreasonable risks.

c.	Supporting the implementation of the Company’s business strategy.

d.	Promoting the alignment of the Officers’ interests with those of the Company’s shareholders.

e.	Increasing the Company’s ability to recruit and retain Officers who can lead the Company and meet the market’s challenges.

f.	Creating a balance between the various types of compensation components.

1.6.	Measures for setting the Compensation Policy The Company’s compensation policy is based among other things, on the following measures:

a.	Each Officer’s education, skills, expertise and achievements.

Directors and Officers Compensation Policy – 2022

b.	The positions, areas of responsibility and previous wage agreements signed with the Officers.

c.	The relationship between the fixed compensation components and the variable compensation components.

d.
An examination of the average terms of service and employment for the Officers in accordance with the Compensation Policy relative to the average and mean wage conditions of the Company’s employees and contract workers, and the influence of the gaps between these conditions on the labor relations at the Company.

1.7.	The Compensation Policy determination and approval process

The Company’s BOD approved the Company’s Compensation Policy on November 11, 2019, following the adoption of the recommendations of the Company' Compensation Committee concerning the Compensation Policy. The Compensation Policy is subject to the approval of the General Assembly of the Company’s shareholders, in accordance with the provisions of section 267A(b) of the Companies Law. The above notwithstanding, the Company’s BOD may even set the Company’s Compensation Policy in the absence of the approval of the said General Assembly, in accordance with the provisions of section 267A(c) of the Companies Law.

1.8.	Applicability

a.
The Compensation Policy will be valid for a period of three years, effective from September 1, 2022, following the approval of all the required organizations, in accordance with the provisions of section 267A of the Companies Law (the “Applicable Date”).

b.	The Compensation Policy will apply to the Company’s Officers in accordance with the definition of the term “officers” in the Companies Law.

Directors and Officers Compensation Policy – 2022

c.	Accordingly, this Compensation Policy is intended to set the compensation terms of the Officers serving in the Company as of the Applicable Date, and as such as will be from time to time, including:

a)	Members of the BOD;

b)	The CEO

c)	The deputy CEO, vice presidents (chief officers) and/or other Company Officers (collectively the “Company’s Officers” or the “Officers”)

1.9.
The Compensation Policy, its principles and parameters shall not be construed as establishing any right for Company Officers and/or any other third party with respect to the Company. The Company Officers’ rights with respect to the Company will be determined and defined only in accordance with the provisions of the law, the employment agreements, the compensation plans and other agreements that will be signed, as such will be signed, with the Company Officers.

Chapter 2 – The Compensation Components

2.	The components of the Company’s Compensation Policy

2.1.
The Compensation Policy for the Officers is composed of several components that combined to form an overall compensation appropriate for the Officers, in accordance with their duties and their contributions to the Company.

2.2.	The Compensation Policy includes the following components:

a.
Base Salary – this component consists of a monthly salary (in gross terms) or fixed monthly management fees, which correlates to the Officer’s education, skills, expertise, professional experience and takes into consideration his achievements, jobs, areas of responsibility and previous wage agreements.

b.
Social and Fringe Benefits – including pension savings, severance pay, disability insurance, vacation, sick leave, recreation pay, continuing education savings, reimbursement of expenses, use of a company car, mobile phone, etc.

Directors and Officers Compensation Policy – 2022

c.	Variable Rewards in cash (Bonus) – designed as in incentive for Officers to promote and achieve the Company’s goals in the medium and long term.

d.
Equity-Based Compensation – designed to create a link between actions that lead to maximizing the value of the Company’s shares over time and the reward given to the Officers for this maximizing, such that the link aligns the Officers’ interests with the interests of the Company’s shareholders and contributes to the Officers’ motivation and the Company’s ability to retain quality Officers.

e.
End of service terms – designed to arrange the terms at the end of the Officers’ service at the Company, including in order to anchor the rights and obligations of the Company and the Officers toward one another.

f.
Provisions to protect Officers – include exemption, indemnification and responsibility insurance for Officers, and are designed to enable the Company to retain and recruit Officers suitable for serving in the Company, in light of the Officers’ personal exposure to the consequences of actions undertaken in the framework of their jobs at the Company.

2.3.
Unless otherwise noted, the parameters for the fixed components[1] in the compensation relate to an Officer employed in a fulltime position. If the relevant Officer is not a salaried employee and/or is not employed fulltime, the requisite adjustments must be made.[2] Thus for example, if an Officer is an independent contractor who provides the Company with services and is paid based on a tax receipt, the requisite adjustments will be made such that the cost to the Company will not be higher than the cost if the worker were a salaried employee.

2.4.
The following policy rules concerning each of the Officers’ compensation components set an upper or lower limit in certain instance, for the compensation component, based on certain criteria. It is important to note that the Company is not obligated to grant the Officer all the components detailed in this Compensation Policy and is not obligated to grant the maximum or minimum rate set for each of the components, as relevant.

[1]	The fixed components in the Compensation Policy refer to the Base Salary and to the Social and Fringe Benefits.

[2]	The above notwithstanding, the value of car use, mobile phone use and the advance notice period to which the Officer is eligible will not be adjusted to the actual scope of the Officer’s position.

Directors and Officers Compensation Policy – 2022

2.5.
The Compensation rules do not relate to various benefits whose value is not significant and which the Company grants to its workers. These benefits include: parking, newspaper subscriptions, Internet access, clothing, holiday gifts, etc., and the Company will not be restricted in this regard.

3.	Base Salary[3]

3.1.	Directors’ compensation

The Company’s serving Directors, who are not employed by the Company and do not receive a salary as employees will be eligible for annual compensation, compensation for participating in board meetings (including in decisions in writing or via telephone) and reimbursement of expenses, all in accordance with the provisions of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000, and as such will be amended from time to time (“Compensation Laws”). The sum of the compensation, in accordance with the Compensation Laws, will be in keeping with the level of the Company’s equity (whatever this will be from time to time).

[3]	The base salary is in terms of gross salary and does not include social and fringe benefits

Directors and Officers Compensation Policy – 2022

3.2.	Maximum monthly base salary

Officer	Maximum monthly base salary (gross) in NIS	Scope of position[4]
Active Chairman of the Board[5]	100,000	As may be Required
CEO	95,000[6]	100%
Deputy CEO, vice presidents and other Officers[7]	55,000	100%

3.3.	Linkage to the index

The ceiling of the base salary will be linked to the increase in the cost-of-living index that is published every month by the Central Bureau of Statistics.8

3.4.	Comparison to the market - benchmark

In order to set the base salary when a new Officer is hired for the Company (“a new Officer”), or upon the approval of new terms of service and/or employment for an existing Officer, the Company’s BOD will, if necessary and in accordance with the BOD’s discretion, refer to the existing salary structure at the Company and, if the BOD considers it appropriate, to a survey of comparative data on the accepted salary for similar positions (as much as possible) (“salary survey”).

[4]	If the Officer is employed less than fulltime, the ceiling for the monthly salary will be adjusted in accordance with the actual scope of the position.
[5]
An active chairman of the board is a chairman of the board who proves services to the Company that are supplementary to the services he grants the Company in his capacity as a member of the Company’s BOD (including his position as chairman of the board).

[6]
An incremental allowance (“Tosefet Yoker”) shall be included in the CEO's Salary in accordance with provisions of the general collective agreements, and the expansion orders dealing with incremental allowances, and as shall be updated from time to time.

[7]	Officers, if and inasmuch as these will be in the future, who are not chairman of the board, CEO, deputy CEO or vice president (“other officers”).
[8]
The base index for calculating the linkage of the compensation elements in accordance with this Compensation Policy will be the index published at the time of the approval of the Compensation Policy by the Company’s BOD.

Directors and Officers Compensation Policy – 2022

If the BOD decides to conduct a salary survey, the characteristics of the companies in the salary survey for the purpose of conducting the said comparison will be: a) technology companies, with a preference for those involved in the electronics industry; or b) public companies with a market value similar to that of the Company; or c) companies with revenues similar to those of the Company (severally and separately: the “sample companies”). In the event that the sample companies do not have a position identical to that of the Officer, the Company may conduct the comparative data survey of the employment terms of officers with similar seniority and/or a similar position (as much as possible) among other public companies (whose characteristics are not necessarily consistent with a), b) and c) above in this paragraph).

3.5.	Updating the base salary

From time to tome the Company’s Compensation Committee and BOD may update the base salary paid to an Officer of the Company, in accordance with the parameters set by this Compensation Policy, including in consideration of his education, skills, expertise and professional experience, as well as the Officer’s achievements, his position, areas of responsibility and previous wage agreements that have been signed with him.

3.6.	The Company’s Officers (apart from the Directors who are not employed by the Company in additional positions) will be eligible for social and fringe benefits as detailed in section 4, below.

4.	Social and fringe benefits

4.1.	Pension contributions

The Company will contribute each month to a life insurance and long-term disability insurance plan, a pension fund or a provident pension fund, or to a combined life insurance, disability and provident pension fund (the “Plan”)  in accordance with the relevant Officer’s choice, and will undertake the contributions to the compensation, severance pay and disability funds in accordance with the plan chosen, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The contributions will be subject to Section 14 of the Severance Pay Act. The basis for the contributions will be up to 100% of the base salary.

Directors and Officers Compensation Policy – 2022

4.2.	Contributions to continuing education funds

To the extent that the Officer’s terms of employment include contributions to a continuing education fund, the Company will undertake the contributions to the continuing education fund, in accordance with the Officer’s choice, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The basis for the contributions to a continuing education fund may be the full base salary.

4.3.	Sick leave and sick pay

The Company’s Officers will be eligible for full pay for sick days starting from the first day.

4.4.	Recreation pay

The Company’s Officers will be eligible for recreation pay at the maximum rate, in accordance with the law.

4.5.	Annual vacation

a.
Each of the Company’s Officers will be eligible for annual vacation[9] amounting to no less than the minimum number of days established by the Annual Vacation Law 5711-1951 (the “Annual Vacation Law”) and the extension order for the metals, electricity and electronics industry and will not exceed the total maximum days specified in the table below for each work-year, as defined in the  Annual Vacation Law, in the year he serves in his position:

Officer	Maximum total number of days* (in terms of work days)
Active Chairman of the Board, CEO	24
Deputy CEO, vice presidents and other Officers	24

* Including the right to be absent for “optional days”

[9]	Vacation days are calculated based on a 5-day work week.

Directors and Officers Compensation Policy – 2022

b.	If the Officer does not serve in his position for a full work-year, the maximum number of vacation days for which he is eligible (in terms of work days) will be adjusted in accordance with the law.

c.	An Officer at the Company may accrue vacation days that he is not obligated to use under the Annual Vacation Law up to the limit set by the law (the “cumulative ceiling”).

d.
Throughout the duration of the Officer’s service and subject to the Company’s approval or to the provisions of the Officer’s employment agreement and subject to the law, the Officer may redeem the vacation days that he has accrued.

e.	Upon the completion of his service at the Company, an Officer may redeem the vacation days he has accrued.

4.6.	Company car

The Company may provide a car for the personal use of an Officer and cover the costs of the use and maintenance of the car. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax. The type of car provided to an Officer will be in keeping with his position, as follows:

Officer	Car price ceiling (NIS10)
Active Chairman of the Board	Up to NIS 300,000
CEO	Up to NIS ~~250~~300,000
Deputy CEO, vice presidents and other Officers	Up to NIS ~~180~~220,000

[10]	The car price ceiling will be linked to the Cost of Living Index.

Directors and Officers Compensation Policy – 2022

4.7.	Mobile phone

The Company may provide Officers, excluding Directors, with a mobile phone and bear all the accompanying costs. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax.

4.8.	Reimbursement of expenses

a.
An Officer at the Company is eligible for the reimbursement of the customary and accepted types of expenses in the Company’s business sphere, including the cost of hosting guests in Israel and abroad, travel and parking expenses, etc. that are reasonable in the relevant circumstances, considering the Officer’s position, the scope of each expense and its necessity, and the provisions of the Company’s reimbursement of expenses procedures (including obtaining approval in advance, if required); subject to the said expenses being incurred in the framework of the Officer’s fulfilling his duties in connection with the Company’s operations and for the purpose of promoting its interests.

b.
In accordance with the Company’s petty cash procedure and reimbursement of expenses procedure, every Officer is obligated to submit original receipts to the Company’s accountant in order to receive reimbursement for expenses incurred on the job.

Directors and Officers Compensation Policy – 2022

4.9.
If the Officer provides services to the Company as an independent contractor, or via a management company he controls, the BOD has the authority to grant the Officer the fringe benefits detailed in clauses 4.3-4.8 above (as relevant in each case), which will be added to the management fees.

5.	Bonuses

5.1.
the Company may grant the Officers bonuses based on financial results or based on other measurable parameters, as well as other bonuses in accordance with the Company’s discretion (and subject to the provisions of the law and the obtaining of the requisite approvals). Such bonuses will be in accordance with the Company’s bonuses policy, which reflects the Company’s risk management policy and whose objectives are: to promote the improvement of the Company’s business conduct and profitability; to achieve the Company’s long-term goals; to increase the Officers’ satisfaction and motivation; to increase each Officer’s contribution to achieving the Company’s goals and maximizing its profits, all with a long-term view and considering the Officer’s position; and the correlation of some of the Company’s compensation costs to its financial performance.

5.2.	Annual Bonus Plan

a.	Each year, after receiving a recommendation from the Compensation Committee, the BOD may approve an Annual Bonus Plan for the Company’s Officers (the `“Annual Bonus Plan”);

~~b.~~
The Annual Bonus Plan will be based upon at least ~~2~~ one pre-defined measurable criteria such as: pre-tax profit, net profit, gross profit, operating profit, EBITDA, sales, (positive) cash flow, capital raising for the company, or any other measurable financial criteria, amount of work accidents, yield, time compliance (customer order execution) (collectively, the "Criteria"),~~such that the Criteria with the highest rate (as set forth in Section 5.2.c below) shall be based on data from the Company's income statement.~~

~~c.~~	Reserved ~~.The percentage of each Criteria comprising the Bonus shall not exceed 50%.~~

Directors and Officers Compensation Policy – 2022

d.
With respect to ~~each of~~ the Criteria, as applicable, the Company will set the targets for that year (the "Targets"), such that a minimum target for ~~each~~ the Criteria shall be set, as applicable, under which the officer will not be eligible for a bonus for such Criteria (the “Threshold Conditions"). The CEO of the Company may determine the Targets of the officers reporting to the CEO, while the CEO's or the (active) Chairman's Targets shall be determined by the Compensation Committee and Board of Directors.

e.
Personal Assessment – the Company may add to the yearly bonus for which an officer is entitled (in accordance with meeting the Targets as set in each of the Criteria) an amount of up to 30% of the bonus, at the discretion of the Company’s CEO (with respect to the officers reporting to the CEO, except for the CFO); subject to the discretion of the Company CEO and the Chairman of the Audit Committee (with respect to the CFO); and subject to the discretion of the Compensation Committee and the Company’s Board of Directors (with respect to the CEO), provided, that the total amount of the annual bonus granted under the Annual Bonus Plan does not exceed the annual bonus cap. Notwithstanding the above, to the extent that the CEO is paid a Discretionary Bonus in accordance with Section 5.3 below, the amount of the Discretionary Bonus, shall not exceed 3 monthly salaries.

f.	The date of the Annual Bonus will be shortly after the approval of the Company’s Consolidated Financial Statements for the end of the calendar year for which the bonus is being granted.

Directors and Officers Compensation Policy – 2022

g.	The Bonus Ceiling

The annual limit for the amount of the grant, based on the Annual Bonus Plan( (the “Bonus Ceiling"), shall be for each of the officers as follows:

	CEO and Active Chairman of the Board	Company’s Officers
Grant Ceiling	Up to 9 Salaries	Up to 6 Salaries

h.	Eligibility for a results-based bonus for partial employment period

a)
If any of the Officers ceases to serve in his position before the end of the calendar year, the ratio of the Officer’s eligibility for the Annual Bonus will be adjusted for the number of months in which he served as an Officer in the Company, relative to a full calendar year (“Partial Annual Bonus”). Note: The ceiling for the Partial Annual Bonus will likewise be adjusted (linearly, based on the number of full months).

b)	The payment of the Partial Annual Bonus will be made only after the approval of the Company’s Consolidated Financial Statements for the calendar year for which the Annual Bonus is being granted.

c)
All of the above notwithstanding, if the Officer ceases to serve in his position for reasons that render him ineligible for severance pay – he will lose his eligibility for a Partial Annual Bonus and any sum not yet paid to him in respect of the bonus will be forfeited by the Company.

5.3.	Discretionary Bonus to the CEO

a.
Once a year the Company may grant the CEO a bonus that will not exceed the sum of three (3) monthly salaries, in gross terms, based on approval by the Compensation Committee and the Board of Directors, which will relate, inter alia, to criteria that are not financial and are not measurable; to the Officer’s long-term contribution and his performance in the year for which the bonus is being granted[11].

[11]	If the CEO is a controlling shareholder or his relative, additional approvals will be required in accordance with ~~the~~ applicable law.

Directors and Officers Compensation Policy – 2022

b.	The CEO will be eligible for a Discretionary Bonus only if he has served in this position for at least two (2) full quarters in the calendar year for which the bonus is being granted.

c.	The payment of the Discretionary Bonus only after the approval of the Company’s periodic report for the end of the calendar year for which the Discretionary Bonus is being granted.

d.
If the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the CEO will not exceed the Bonus Ceiling set for Officers in clause 5.2.g., above.

5.4.	Bonuses for Officers subordinate to the CEO

a.
Without detracting from the Company’s right to grant results-based bonuses, as detailed in section 5.2 above, note that, subject to obtaining approval from the Compensation Committee and the BOD, the Company will have the right to grant bonuses of any type to Officers subordinate to the CEO, including financial results-based bonuses (including such as are not in accordance with the provisions of section 5.2 above); bonuses based on other measurable parameters; and other bonuses in accordance with the Company’s discretion that are not based on measurable criteria, up to the Bonus Ceiling set in clause 5.2.g., above.

b.	These bonuses will be granted to the Officers subordinate to the CEO based on the considerations specified in this Compensation Policy above.

c.
If an Officer subordinate to the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the Officer will not exceed the Bonus Ceiling set for Officers in clause 5.2.g, above.

Directors and Officers Compensation Policy – 2022

5.5.	Recovery of sums paid in error

Officers will sign a commitment according to which if it turns out that one of them received an overpay of any of the grants detailed above or received a results-based bonus based on data that turn out to be erroneous and were presented anew in the Company’s audited financial statement (the “surplus amount”), the Officer will return the surplus amount, on the condition that the error is discovered within three (3) years from the date the Officer received the bonus. The manner in which the surplus amount will be returned to the Company, including payment in installments, the dates of such installments, linkage, etc. will be determined by the Company’s Compensation Committee and BOD.

5.6.	BOD discretion in reducing a bonus

The Company’s BOD will have the right to reduce any of the bonuses for which an Officer is eligible, subsequent to a substantial deterioration in the Company’s financial situation or subsequent to substantive dissatisfaction with the functioning of the relevant Officer who is eligible for any of the said bonuses, up to a ratio of 25% of the bonus.

5.7.	Officers will not be eligible for any social benefits in respect of any bonus they receive.

6.	Equity Based Compensation

6.1.
The Company may grant Directors and Officers serving at the Company compensation based on securities in order to promote improvement in commercial processes and the Company’s long-term profitability, to increase the Officers’ sense of solidarity with the Company and with its operations, in increase the Officers’ satisfaction and motivation and retain the high quality Officers at the Company in the long term.

6.2.
Accordingly, the Company can offer Officers to participate in a plan for the allocation of options for shares in the Company (the “Options Plan” and “Equity Grant”), considering, among other things, their education, skills, expertise, professional experience, positions and areas of responsibility of each of the said Officers. The Options Plan will be defined and implemented such that it will comply, as much as possible, with the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961 (as much as possible and subject to the Company’s discretion, in the capital gains track).

Directors and Officers Compensation Policy – 2022

6.3.
The maximum dilution with respect of the securities granted under the Option Plan, during the period of this Compensation Policy, shall not exceed 10% of the fully diluted basis share capital of the Company at the Equity Grant , taking such Equity Grant into account.

6.4.	The Options Plan will include the following terms

a.
The vesting period for the Equity Grant will be spread over at least three years, in keeping with a division into tranches: The first tranche of the Equity Grant will vest and be exercisable after at least 12 months from the date of its granting, and the final tranche of the Equity Grant will vest and be exercisable after at least 36 months from the date of its granting.

b.
The exercise price of the options will be set in accordance with the decision of the Compensation Committee and the Company’s BOD. Note: Exercise prices shall not reflect a discount relative to the share price (as defined below) close to the date of the granting of the options. Accordingly, the exercise price will be calculated on the basis of the average share price on the stock exchange as of the date of the Board of Directors' decision on the matter and shall not be less than such average calculation in the period of 30 days prior to the date of grant of the said options (the “Share Price").

c.	The Options Plan may allow for the exercising of the options on the basis of the benefit element (cashless exercise)

d.
The Company may include mechanisms in the Options Plan, including commonly accepted adjustments in the event of the distribution of benefit shares, a rights issue, the disbursement of dividends, changes in the Company’s capital, structural changes in the Company, etc.

e.
The value of the options benefit on the date of their granting for each year of vesting (based on annual average over the vesting period) will not exceed 30% of the relevant Officer’s annual base salary (as defined in clause 2.2, above).

f.	Ceiling on the value of the exercising of the options

Following consideration of this matter, the Company’s Compensation Committee and BOD have decided not to set a ceiling on the value for the exercising of the options, since the Company believes that the said ceiling does not serve the Company’s objectives and does not enable the Company to maximize the advantages inherent in the use of the shares-based equity compensation tool, among other things, as a means to incentivize Company Officers to maximize the Company’s profits and the value of its shares, by strengthening the alignment of the Officers’ interests and those of the shareholders, with a view to the long term.

g.
The Company may include “acceleration mechanisms” in the Options Plan, that will facilitate the immediate eligibility to exercise the options, in the event of (1) a change in the control of the Company; (2) a merger, acquisition, reorganization of the Company with or into another company, when the Company is not the surviving company; (3) the sale of all or a significant part of the Company’s property or shares, apart from in the framework of a public offer. In addition, the Company’s BOD may include “partial acceleration” in the Options Plan, for special circumstances, when an officer who is not a controlling shareholder is dismissed, apart from when the dismissal is based on grounds that disqualify the said Officer from being eligible for severance pay. In the event that the Company does not include such mechanisms, and an Officer ceased serving the Company before the expiration of the options allocated to him, all the options that have not yet been exercised will expire will not acquire the Officer any rights.

Directors and Officers Compensation Policy – 2022

7.	Arrangements for the completion of service

7.1.	Advance Notice

The Company’s Officers, apart from Directors, will be entitled to Advance Notice prior to the termination of their employment at the Company (“Advance Notice Period”). The Advance Notice Period will not exceed the number of months specified below:

Officer	Maximum advance notice period
Active Chairman of the Board, CEO	Up to 6 months
other Officers	Up to 3 months

During the Advance Notice Period the Officer will be required to continue to fulfill his duties, unless the Company’s BOD (with respect to the Chairman of the Board or CEO) or the Company’s CEO (with respect to an Officer who is not a Director or CEO) decides to release him from that obligation, and he will be entitled to the rest of the terms of his service and employment without any changes.

8.	Ratio of fixed elements to variable elements

The ratio between the annual cost of the fixed elements and the annual cost of the variable elements for the Company’s Officers, as set down in the framework of this Compensation Policy is as follows:

Officer
	Ratio of the fixed elements[12] to the total Compensation (%)	Ratio of the variable elements[13] to the total Compensation (%)
Active Chairman of the Board	45-100	0-55
CEO	45-100	0-55
Deputy CEO, Vice Presidents and other Officers	52-100	0-48

[12]
The total fixed elements include the base salary, social benefits, fringe benefits and employers National Insurance Institute payment. The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.

[13]
The total variable elements include bonuses (on the assumption that the Officer is granted the overall maximum allowable in accordance with the Compensation Policy, as detailed in clause 5.2.g above) and a capital grant (partial for calendar year).  The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.

Directors and Officers Compensation Policy – 2022

The process of the adoption of the Compensation Policy included the examination of the ratio between the fixed elements and the variable elements, as part of the examination of the proposed structure of the Compensation Policy. After this examination, the Compensation Committee and the Company’s BOD are of the opinion that the said ratio is a fair expression of the Company’s concept concerning the necessary balance between creating appropriate incentives for the Officers, based on their performance, and the Company’s risk management policy as well as aligning the interests and creating an appropriate link between the Officers’ compensation and the yield for the Company’s shareholders.

9.	Ratio between the Officers’ compensation and the Company employees’ salaries

9.1.
The Compensation Committee and the Company’s BOD examined the ratio between the terms of service and the employment of the Officers and the salaries of the remainder of the employees, including contract workers employed by the Company, and specifically the relationship to the average and mean salaries of all these employees, with a focus on the influence of the gap between them on the labor relations at the Company, based on the assumption of the payment of the maximum base salary, the payment of 100% of the maximum bonuses that can be granted under this Compensation Policy, and assuming maximum Equity Grant value in one vesting year.

Accordingly, the ratios are as follows:14

Position	Relationship to the average salary of the Company’s employees	Relationship to the mean salary of the Company’s employees
Active Chairman of the Board	22	25
CEO	22	25
Deputy CEO, Vice Presidents and other Officers	15	20

[14]	In practice, the will likely be a different ratio in the event that one or more of the compensation components is below the maximum.

Directors and Officers Compensation Policy – 2022

9.2.
The Compensation Committee and the Company’s BOD determined that the relationships are reasonable considering the size of the Company, the nature of its operations, the responsibility borne by each of the Officers at the Company, the mix of human resources employed by the Company, the number of employees and their occupations, and determined that these relationships will not negatively influence the labor relations at the Company.

10.	Indemnification, Exemption and Insurance of Directors and Officers

10.1.
The Directors and Officers may grant the Officers an exemption, indemnification (in advance and/or after the fact) and a Directors and Officers insurance liability policy (respectively “exemption,” “indemnification” and “liability insurance”), subject to the requisite approvals under the Companies Law.

10.2.	Insurance

The Company pay purchase insurance policies, including Run Off policies, to cover the liability of the Directors’ and Officers’ serving and who will serve at the Company from time to time, including Directors and Officers who are controlling shareholders or their relatives, based on the following policy terms:

a.	The coverage that can be granted each Officer under the insurance policy will not exceed a total sum of US$15 million per insurance event and per period.

b.
Each policy that will be purchased can include both insurance for the Company itself (“Entity Coverage”) for suits under the Securities Law, whether such suits are filed against the Company alone or against the Company and against Directors and Officers.

Directors and Officers Compensation Policy – 2022

c.
The annual premiums and deductibles of the Company’s directors and officers liability insurance policy shall be determined according to the conditions of the insurance market at such time, as advised by the Company’s insurance consultants, provided that such annual premiums and deductibles are not material to the Company ~~The annual insurance premiums that will be paid by the Company for the insurance period for any particular year will not exceed US$400,000~~.

d.
Each policy that will be purchased can also include liability coverage for the Directors and Officers for issuing new securities. If such supplementary coverage is included, the supplement to the annual premium for that coverage will not exceed 60% of the cost of the premium for that year.

e.
The amount of the Deductible that will be set in the framework of each policy that is purchased is likely to be zero for the Directors and Officers and a different commonly accepted sum for the Company.

f.
The terms of this insurance policy will be identical for Directors and Officers, including Directors and Officers who are among the controlling shareholders or their relatives, should they be serving at that time, apart from the commonly accepted exclusions in this type of policy with respect to the controlling shareholders.

g.
In the event of an insurance event, the order of payments under the policy will be as follows: (a) Payment to Directors and Officers; (b) payment to the Company for any sum the Company is required to pay to Directors and Officers in accordance with the letter of indemnification given to them; (c) payment to the Company.

h.
The Company may bring the specific terms of the insurance policy for the approval of the Compensation Committee alone. Such approval will be subject to compliance with the principles detailed above in this section, with a focus on the conditions prevalent in the insurance market at the time of the purchase of the policy, as long as such policy is consistent with the market conditions and is not liable to substantively impact the Company’s profitability, property or obligations.

Directors and Officers Compensation Policy – 2022

10.3.	Indemnification

a.
The indemnification that can be granted to every Officer can be determined in advance or after the fact, for events that will be set interior design the Company’s BOD and will be detailed in the letter if indemnification given to the relevant Officer.

b.
The sum of the indemnification for all Officers will not exceed the (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) $3,000,000, whichever is greater.

11.	Updating of employment terms

Notwithstanding the above Compensation Policy, it is hereby clarified that:

11.1.	Non-substantive change to the employment terms of an Officer subordinate to the CEO[15]

The Company may implement a non-substantive change in the employment terms of an Officer subordinate to the CEO without obtaining the approval of the Compensation Committee, as long as the following conditions are met (aggregately):

a.	The change is approved by the Company’s CEO.

b.	The terms of service following the change are consistent with the Compensation Policy.

[15]
If an Officer subordinate to the CEO is a controlling shareholder or his relative, the implementation of the non-substantive change in his employment terms will require additional approvals as required by law.

Directors and Officers Compensation Policy – 2022

In this clause, “non-substantive change” = (a) A change in the compensation whose financial cost to the Company is up to (and including) 10% of the cost of the employment of the Officer subordinate to the CEO before the change; (b) Grant/s whose total sum does not exceed 2 monthly salaries (in gross terms) annually of the Officer subordinate to the CEO – all subject to the ceilings set down in the Compensation Policy.

11.2.	Renewal/extension of the contractual agreement with the Company’s CEO

The Company may renew or extend the contractual agreement with the Company’s CEO, with respect to the terms of his service and employment, without obtaining approval from the General Assembly of the shareholders,16 as long as the following conditions are met (aggregately):

a.
The renewal or extension of the contractual agreement concern terms of service and employment that are not better than those in the previous contractual agreement, or if there is no real change in the terms and the remainder of the pertinent circumstances;

b.	The terms of service and employment are consistent with the Company’s Compensation Policy and the previous contractual agreement was approved under section 272(c1) of the Companies Law.

11.3.	Approval of the contractual agreement with the CEO/Director until the date of the next General Assembly

The company may enter a contractual agreement with the Company CEO or with a Director, concerning the terms of his service and employment, without the need to obtain the approval of the General Assembly of the shareholders, concerning the period from the date of the contractual agreement until the closest General Assembly, if all of the following conditions are met:

a.	The terms of service and employment were approved by the Compensation Committee and the BOD in accordance with sections 272(c1)(1) and 273(a) of the Companies Law, as relevant;

[16]	If a CEO is a controlling shareholder or his relative, the renewal or extension of will require additional approvals as required by law.

Directors and Officers Compensation Policy – 2022

b.	The terms of service and employment are consistent with the Company’s Compensation Policy;

c.
The terms of service and employment are not better than the terms of service and employment of the previous CEO or no real changes between the two contractual agreements and the remainder of the pertinent circumstances, including the scope of the employment.

12.	Miscellaneous

12.1.
Subject to the provisions of the law, nothing in this Compensation Policy will detract from the validity, nor add to the provisions of previous agreements between the Company and the Company’s Officers in connection with the principles or compensation terms that were approved before the approval of this Compensation Policy or any that preceded it.

12.2.
It is hereby clarified that nothing in this policy shall be construed as detracting from the directives of the Companies Law and/or the Company’s article of association concerning the manner of the approval of the contractual agreement with any of the Officers concerning their service and employment.

12.3.
If after the approval of the Compensation Policy, the law and/or the regulations and/or court orders and/or guidelines and/or statements by the Israel Securities Authority set lenient terms with respect to the Compensation Policy, including with respect to the required approvals, the restrictions and/or threshold terms necessary for inclusion in the Compensation Policy as of the date of its approval, such lenient terms will be considered as included, as if they were stated in the framework of the Compensation Policy from the outset.

12.4.
From time to time a Company Director will examine the Compensation Policy and the need for its adjustment, if there are substantive changes in the circumstances that existed when the Compensation Policy was set, or for other reasons as he sees fit.